UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GLOBAL POWER EQUIPMENT GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941P306

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37941P306

1		NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification No. of Above Person
PPM America Capital Partners, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		878,634

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		878,634

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,634

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% based on Common Stock outstanding as of October 27, 2014.

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	37941P306

1		NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification No. of Above Person
PPM America Private Equity Fund LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		878,634

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		878,634

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,634

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% based on Common Stock outstanding as of October 27, 2014.

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

SCHEDULE 13G

Item 1(a) Name of Issuer:

Global Power Equipment Group Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

400 East Las Colinas Boulevard

Suite 400

Irving, TX 75039

Item 2(a) Name of Person Filing:

1. PPM America Capital Partners, LLC (“PPM CP”)

2. PPM America Private Equity Fund LP (“Fund”)

All of the securities covered by this report are owned directly by the Fund. The reported securities may be deemed to be owned directly by PPM CP, the general partner of the Fund. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM CP is the beneficial owner of any of the securities covered by this statement.

Item 2(b) Address of Principal Business Office or, if none, Residence:

Address for both filers: 225 West Wacker Drive, Suite 1200 Chicago, IL 60606

Item 2(c) Citizenship:

Citizenship for both filers: Delaware

Item 2(d) Title of Class of Securities:

Common Stock, par value of $.01 per share.

Item 2(e) CUSIP Number:

37941P306

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4 Ownership (as of December 31, 2014):

(a) Amount beneficially owned: 878,634 shares of common stock.

(b) Percent of class: 5.1% (based on shares outstanding as of October 27, 2014)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct to vote: 0

(ii) Shared power to vote or to direct the vote: 878,634.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of 878,634.

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8 Identification and Classification of Members of the Group:

Not Applicable

Item 9 Notice of Dissolution of Group:

Not Applicable

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2015

PPM America Capital Partners, LLC
By: /s/ Austin Krumpfes
Name: Austin Krumpfes
Title: Partner

PPM America Private Equity Fund LP
By: PPM America Capital Partners, LLC
as General Partner

By: /s/ Austin Krumpfes

Name: Austin Krumpfes

Title: Partner